Exhibit 107

Calculation of Filing Fee Table

Form TO-I

(Form Type)

PMV Pharmaceuticals, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Table 1: Transaction Valuation

	Transaction Valuation (1)	Fee Rate	Amount of Filing Fee (2)

Fees to Be Paid	$1,692,759.00	0.01476%	$249.85

Fees Previously Paid	$0.00	—	$0.00

Total Transaction Valuation	$1,692,759.00	—	—

Total Fees Due for Filing	—	—	$249.85

Total Fees Previously Paid	—	—	$0.00

Total Fee Offsets	—	—	$0.00

Net Fee Due	—	—	$249.85
(1)

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 2,820,491 shares of the issuer’s common stock, having an aggregate value of $1,692,759.00 as of July 12, 2024, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $147.60 per $1,000,000 of the value of the transaction.